UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 27, 2021, Roan Holdings Group Co., Ltd. (the “Company”) entered into a cooperation agreement with Beijing Auvgo International Travel Technology Co. Ltd. (“Auvgo International”) to form a joint venture that develops business travel services (the “Cooperation Agreement”). The joint venture, Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (“Yijia Travel”), was incorporated on August 2, 2021. Pursuant to the Cooperation Agreement, the Company held 35%, Auvgo International held 35%, and the Company’s business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”), who signed an agreement to vote in concert with Company, held 30% of the equity in the Yijia Travel.

On September 30, 2021, the Company entered into a cooperation agreement with Shenzhen Harvest Business Co. Ltd. (“Harvest”) to form a joint venture that offers lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests (the “Second Cooperation Agreement”). The joint venture, FINE C+ Digital Technology (Hangzhou) Limited (“Fine C+ Digital”), was incorporated on November 8, 2021. Pursuant to the Second Cooperation Agreement, the Company held 45%, Shuzhiyun, who signed an agreement to vote in concert with the Company, held 30% and Harvest held 25% equity interest in Fine C+ Digital.

Neither Yijia Travel nor Fine C+ Digital has received any material investment or conducted any material business since their respective incorporation and management of the Company, not projecting any material future business or future cash inflow from them, determined, with approval of the Company’s board of directors, to wind them up and dissolve them. As a result, the Company is terminating the Cooperation Agreement, the Second Cooperation Agreement, and the agreement to vote in concert with Shuzhiyun, and dissolving and winding up Yijia Travel and FINE C+ Digital.

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: July 13, 2022	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer